Filed pursuant to Rule 433

Registration Statement Nos. 333-179186 and 333-183038

FOR IMMEDIATE RELEASE

August 10, 2012

MEXICO ANNOUNCES EXCHANGE OFFERS BOND RESULTS

MEXICO D.F., MEXICO – The United Mexican States (“Mexico”) announced this morning the results of its previously announced invitation (the “Invitation”) to holders of certain series of its outstanding bonds (the “Old Bonds”) to submit offers to exchange Old Bonds for new notes with a longer maturity and, in each case, if Mexico determines to pay an additional amount of cash, a U.S. dollar amount of cash as so determined. Capitalized terms used but not defined in this press release are defined in the invitation supplement dated August 3, 2012, the prospectus supplement dated February 2, 2012 and the prospectus dated February 2, 2012, all relating to the Invitation.

Pursuant to the Invitation, Mexico expects to issue approximately U.S. $559 million aggregate principal amount of Reopened 2022 Notes, approximately U.S. $963 million aggregate principal amount of Reopened 2044 Notes, approximately U.S. $670 million aggregate principal amount of Reopened 2110 Notes and to pay approximately U.S. $19 million of cash in consideration for approximately U.S. $1,882 million aggregate principal amount of Old Bonds. The Old Bonds expected to be exchanged and retired through the Invitation are comprised of:

Principal Amount of Old Bonds (in millions) to be Exchanged for:

Series of Old Bonds	Reopened 2022 Notes	Reopened 2044 Notes	Reopened 2110 Notes
6.375% Global Notes due 2013	U.S.$83.5	U.S.$0.5	U.S.$5.3
5.875% Global Notes due January 2014	U.S.$15.8	U.S.$—	U.S.$2.8
5.875% Global Notes due February 2014	U.S.$57.1	U.S.$2.4	U.S.$2.3
6.625% Global Notes due 2015	U.S.$39.3	U.S.$12.8	U.S.$5.5
11.375% Global Bonds due 2016	U.S.$95.4	U.S.$0.1	U.S.$—
5.625% Global Notes due 2017	U.S.$230.9	U.S.$54.9	U.S.$5.0
5.95% Global Notes due 2019	—	U.S.$88.7	U.S.$17.2
8.125% Global Bonds due 2019	—	U.S.$5.6	U.S.$3.1
5.125% Global Notes due 2020	—	U.S.$90.7	U.S.$102.4
8% Global Notes due 2022	—	U.S.$39.4	U.S.$63.8
11.50% Global Bonds due 2026	—	U.S.$10.3	U.S.$0.4
8.30% Global Notes due 2031	—	U.S.$68.8	U.S.$223.7
7.50% Global Notes due 2033	—	U.S.$48.6	U.S.$43.0
6.75% Global Notes due 2034	—	U.S.$369.2	U.S.$51.6
6.05% Global Notes due 2040	—	U.S.$—	U.S.$41.5

The aggregate principal amount of each series of Reopened Notes that will be issued to an exchanging holder of Old Bonds will be rounded down to the nearest U.S. $2,000 and an exchanging holder of Old Bonds will receive a cash payment in respect of the principal amount not issued as a result of that rounding in an amount determined as described in the invitation supplement.

Mexico will not make any payments in respect of any accrued and unpaid interest on Old Bonds accepted for exchange. Holders of Old Bonds who exchange their Old Bonds for Reopened Notes will not be required to pay an amount equal to the interest accrued since the last interest payment date of the Reopened Notes issued to exchanging holders. These amounts have been incorporated into and form part of the calculation of the Exchange Ratios, which will affect the principal amount of Reopened Notes issued to such exchanging holders. Holders of Old Bonds accepted for exchange will continue to receive any interest due and payable on the next regular interest payment date for their Old Bonds if the interest payment date occurs prior to the Settlement Date.

Application will be made to have each series of the Reopened Notes listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

The Reopened 2022 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 3.625% Global Notes due 2022 (CUSIP No. 91086QBA5, ISIN US91086QBA58, Common Code 72900952).

The Reopened 2044 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 4.750% Global Notes due 2044 (CUSIP No. 91086QBB3, ISIN US91086QBB32, Common Code 75647727).

The Reopened 2110 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 5.750% Global Notes due 2110 (CUSIP No. 91086QAZ1, ISIN US91086QAZ19, Common Code 054886942).

The Clearing Cash Payment for each U.S. $1,000 principal amount of the relevant series of Old Bonds tendered and accepted for exchange with respect to each exchange combination is as follows:

Clearing Cash Payment for Each U.S. $1,000 Principal Amount of Old Bonds Exchanged for:

Series of Old Bonds	Reopened 2022 Notes	Reopened 2044 Notes	Reopened 2110 Notes
6.375% Global Notes due 2013	U.S.$—	U.S.$—	U.S.$15.00
5.875% Global Notes due January 2014	U.S.$—	U.S.$—	U.S.$—
5.875% Global Notes due February 2014	U.S.$—	U.S.$—	U.S.$5.40
6.625% Global Notes due 2015	U.S.$—	U.S.$—	U.S.$—
11.375% Global Bonds due 2016	U.S.$—	U.S.$—	U.S.$—
5.625% Global Notes due 2017	U.S.$20.00	U.S.$10.00	U.S.$—
5.95% Global Notes due 2019	—	U.S.$—	U.S.$—
8.125% Global Bonds due 2019	—	U.S.$—	U.S.$—
5.125% Global Notes due 2020	—	U.S.$—	U.S.$10.00
8% Global Notes due 2022	—	U.S.$—	U.S.$—
11.50% Global Bonds due 2026	—	U.S.$—	U.S.$—
8.30% Global Notes due 2031	—	U.S.$—	U.S.$30.00
7.50% Global Notes due 2033	—	U.S.$15.00	U.S.$—
6.75% Global Notes due 2034	—	U.S.$15.00	U.S.$—
6.05% Global Notes due 2040	—	U.S.$—	U.S.$—

With respect to offers to exchange Old Bonds for Reopened Notes, Mexico announced for each exchange combination, other than for offers to exchange 2040 Notes for Reopened 2044 Notes, that it will accept all non-competitive offers and all competitive offers that specify an Offer Price below or at the applicable Clearing Cash Payment for that Combination set forth in the table above.

Further information regarding the Invitation, including the applicable terms and conditions and the procedures for submitting offers pursuant to the Invitation, is provided in the invitation supplement dated August 3, 2012, the prospectus supplement dated February 2, 2012 and the prospectus dated February 2, 2012, copies of which may be obtained from the information and exchange agent, Bondholder Communications Group, LLC, in New York, 30 Broad Street, 46th floor, New York, NY 10004 (Tel. +1-212-809-2663) Attention: Monique Santos (e-mail: msantos@bondcom.com), or in London, 28 Throgmorton Street, London EC2N 2AN (Tel. +44 20 7382 4580), or from any of the dealer managers.

The dealer managers for the Invitation are:

Merrill Lynch, Pierce, Fenner & Smith Incorporated One Bryant Park New York, New York 10036 In the United States: (888) 292-0070 (U.S. toll free) Outside the United States: (646) 855-3401

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue
New York, New York 10010
In the United States: (800) 820-1653
(U.S. toll free)
(212) 538-2147 (collect)
Outside the United States: +44 20 7883 8763/7161

Goldman, Sachs & Co. 200 West Street New York, New York 10282 In the United States: (800) 828-3182 (U.S. toll free) Outside the United States: (212) 902-5183

The invitation supplement, the prospectus supplement and the prospectus comprising the Invitation are available from the SEC’s website at:

http://sec.gov/Archives/edgar/data/101368/000119312512333679/d390765d424b5.htm

(invitation supplement) and

http://sec.gov/Archives/edgar/data/101368/000119312512043482/d294194d424b2.htm

(prospectus supplement and prospectus).

Mexico has filed a registration statement (including the invitation supplement, the prospectus supplement and the prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Mexico has filed with the SEC for more complete information about Mexico and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the dealer managers or the information and exchange agent will arrange to send you the invitation supplement, the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

Important Notice

The distribution of materials relating to the Invitation and the transactions contemplated by the Invitation may be restricted by law in certain jurisdictions. Mexico is making the Invitation only in those jurisdictions where it is legal to do so. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by Mexico to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by the dealer manager or such affiliate on behalf of Mexico in that jurisdiction. Owners who may lawfully participate in the Invitation in accordance with the terms thereof are referred to as “holders.”

Important Notice to Non-U.S. Holders

Certain holders of Old Bonds outside of the United States may not be eligible for the Invitation. Holders outside of the United States should go to www.bondcom.com/ums to verify their eligibility and obtain access to the Invitation materials. EACH BENEFICIAL HOLDER IN THE EUROPEAN UNION, BY REQUESTING ACCESS TO THE INVITATION MATERIALS OR TAKING ANY OTHER ACTION TO PARTICIPATE IN THE INVITATION, SHALL BE DEEMED TO REPRESENT AND WARRANT TO MEXICO, THE DEALER MANAGERS AND THE INFORMATION AND EXCHANGE AGENT THAT IT IS A QUALIFIED INVESTOR (AS DEFINED IN THE PROSPECTUS DIRECTIVE). Prospectus Directive shall mean Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The Invitation does not constitute a public offering within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”) nor pursuant to Article 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”). The Invitation is exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offering material relating to the Invitation has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).

Accordingly, the Invitation as well as any other materials relating to the Invitation may not be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium, except in circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

In Italy, this announcement is only being distributed to and is only directed at, and the Invitation materials may only be distributed, directly or indirectly, to, qualified investors.

The Reopened Notes may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Reopened Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Reopened Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Reopened Notes will not be registered in the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and may not be offered or sold publicly in Mexico. The Reopened Notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the Reopened Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the Reopened Notes or that the information contained in this invitation supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared the Invitation materials and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Contact information:	Bondholder Communications Group, LLC
Attention: Monique Santos
30 Broad Street, 46th floor
New York, NY 10004
Tel. +1 212 809 2663
msantos@bondcom.com
In the United States: 1-888-385-2663
Outside of the United States: 1-212-809-2663
In London: 28 Throgmorton St., 1st Floor
London EC2N 2AN Tel: +44 20 7382 4580
website: www.bondcom.com/ums

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